Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179521

MOODY NATIONAL REIT I, INC.
SUPPLEMENT NO. 6 DATED OCTOBER 8, 2015

TO THE PROSPECTUS DATED APRIL 30, 2015

This document supplements, and should be read in conjunction with, our prospectus dated April 30, 2015, relating to our offering of up to $100,000,000 in shares of our common stock pursuant to our distribution reinvestment plan, as supplemented by Prospectus Supplement No. 4, dated July 30, 2015 and Prospectus Supplement No. 5, dated August 17, 2015. Terms used and not otherwise defined in this Supplement No. 6 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 6 is to disclose:

•	the sale of a hotel property in Newark, California;

•	the assignment of a purchase agreement for a hotel property in Boston, Massachusetts; and

•	the assignment of a purchase agreement for a hotel property in Austin, Texas.

Sale of a Hotel Property in Newark, California

On September 10, 2015, we sold our interest in a 127 room hotel property located in Newark, California, commonly known as the TownePlace Suites by Marriott Newark/Silicon Valley, or the Silicon Valley Hotel, to an unaffiliated buyer for an aggregate sales price of approximately $24.5 million, excluding closing costs.

Assignment of Purchase Agreement for Hotel Property in Boston, Massachusetts

On September 22, 2015, we assigned and transferred a Purchase Agreement, as amended, between us and Revere Hospitality, LLC for the property commonly referred to as the Hampton Inn Boston Logan Airport to Moody National Realty Company, L.P., an affiliate of ours, for the sum of $1,000,000.

The Hampton Inn Boston Logan Airport is a select-service hotel facility comprised of seven stories featuring 227 guest rooms. Located five miles from downtown Boston, the hotel benefits from consistent corporate and leisure demand throughout the year. The hotel is in close proximity to Boston Logan International Airport, which accommodated more than 31 million passengers in 2014.

Assignment of Purchase Agreement for Hotel Property in Austin, Texas

On May 11, 2015, we entered into an Agreement of Purchase and Sale, or the Purchase Agreement, for the acquisition of a hotel property known as the Residence Inn University Area Austin in Austin, Texas from an unaffiliated seller for an aggregate purchase price of $25,500,000, excluding acquisition costs and subject to adjustments as set forth in the Purchase Agreement. On September 25, 2015, we assigned all of our rights to and interests in the Purchase Agreement to Moody National REIT II, Inc., a public non-listed real estate investment trust sponsored by our sponsor. We did not receive any compensation in connection with the assignment.

The Residence Inn University Area Austin is a select-service hotel facility comprised of 112 guest rooms. The hotel opened on January 14, 2014, and benefits from its proximity to the University of Texas campus, Dell Children’s Hospital, Seton Medical corporate headquarters and the Texas State Capitol.